Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-7010

February 1, 2010

Re:	Johnson Controls, Inc. Comment letter dated January 21, 2010 Commission File No. 001-05097
Dear Mr. O’Brien:
In response to the comment letter of the Securities and Exchange Commission (the “Commission”) dated January 21, 2010, relating to the review of our Form 10-K for the year ended September 30, 2009, filed on November 24, 2009, the following is Johnson Controls, Inc.’s (“the Company’s”) response.
1. The Commission’s comment was as follows:
You disclose that your North America unitary products segment income was impacted by an equity investment impairment charge of $152 million and incremental warranty charges of $105 million during 2009. With regard to the equity method investment, please disclose, in future filings, the remaining balance you have recorded for this investment and whether or not you anticipate further impairment of this investment. Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for MD&A disclosure of uncertainties that could materially impact future operating results. An uncertainty over the ability to recover a material amount of assets should be disclosed unless management determines that the loss is “not reasonably likely to occur.”
With regard to the incremental warranty charges, please tell us and disclose, in future filings, the events and circumstances surrounding this incremental fourth quarter charge as well as quantify how much of the incremental charge related to the product issue and how much was an adjustment to the pre-existing warranty accrual. Your disclosure should address the product issue, whether or not the issue was resolved and quantify any anticipate further adjustments to your reserve related to this issue. With regard to the portion of the charge that related to pre-existing warranties, we note that your disclosure on page 39 states that your warranty costs have historically been within calculated estimates which appears inconsistent with an incremental warranty adjustment. Please ensure that your critical accounting policy for warranty accruals discusses your accrual process, historical experience and the factors that would result in an adjustment like the one you recorded in the fourth quarter.

Mr. Terrence O’Brien
February 1, 2010

Regarding the equity investment impairment charge, we will include in Note 17, “Impairment of Long-Lived Assets,” and within the “Long-Lived Assets” discussion within the MD&A of our first quarter 10-Q filing for fiscal 2010, and intend to include in similar sections of future filings as appropriate, the following disclosure:
At December 31, 2008, in conjunction with the preparation of its financial statements, the Company concluded it had a triggering event requiring assessment of impairment of its equity investment in a 48%-owned joint venture with U.S. Airconditioning Distributors, Inc. (U.S. Air) due to the significant decline in North American residential housing construction starts, which has significantly impacted the financial results of the equity investment. The Company reviewed its equity investment in U.S. Air for impairment and as a result, recorded a $152 million impairment charge within equity income (loss) for its North America unitary products segment in the first quarter of fiscal 2009. The U.S. Air investment balance included in the condensed consolidated statement of financial position at December 31, 2009 was $57 million. The Company does not anticipate future impairment of this investment as, based on its current forecasts, a further decline in value that is other than temporary is not considered reasonably likely to occur.
Regarding the incremental warranty charge, as disclosed in the Company’s 2009 Form 10-K, accruals related to pre-existing warranties included incremental warranty charges of $105 million recorded in the fourth quarter of fiscal 2009 by the building efficiency North America unitary products segment. The incremental charges were due to a specific product issue ($76 million) and an adjustment to the Company’s pre-existing warranty accruals based on analysis of the recent actual return rates ($29 million).
The portion of the incremental charge due to a specific product issue related to the anticorrosive film applied to certain coils used in residential indoor heating, ventilating and air conditioning (HVAC) units as a means to promote flow of condensation and adding to the efficiency of the units. Increased cases of coil leaks were identified in the review of return rates as part of the Company’s warranty review process. It was discovered that this particular anticorrosive film in conjunction with environmental factors, such as length of the cooling season, air temperature, humidity and atmospheric contaminants, contributed to accelerated corrosion of the coil. The Company is currently in the process of resolving the issue with its customers, which generally includes replacing the coil, and does not anticipate further adjustment to its product warranty liability reserve related to this matter. The Company intends to include such description of the specific product issue within our “Product Warranties” footnote disclosure for the comparable reporting period in which the incremental charge was incurred. This period will be for the year ending September 30, 2010.
The portion of the incremental charge due to adjustment to the Company’s pre-existing warranty accrual was as a result of the Company’s periodic warranty review process and analysis of return rates. As disclosed in the Company’s 2009 Form 10-K, the Company records an estimate for future warranty-related costs based on actual historical return rates and other known factors. Based on analysis of return rates and other factors, the adequacy of the Company’s warranty provisions are adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could exceed those estimates. Since the Company acquired the North America unitary products segment as part of the Company’s acquisition of York International Corporation in December 2005, warranty charges as a percentage of the product population under warranty has remained relatively consistent. Beginning in the second quarter of fiscal 2009, the North America unitary products segment experienced increasing warranty costs, excluding the specific product issue related to the anticorrosive film. No significant specific warranty issues were noted requiring adjustment to the product warranty liability reserve at March 31,

Mr. Terrence O’Brien
February 1, 2010

2009 and June 30, 2009, but the Company continued to monitor the trend. Due to the seasonal nature of warranty claims based on the summer cooling season, the Company received the majority of increased claims in the fourth quarter of fiscal 2009. Therefore, the increasing return rate history supported adjustment to the Company’s product warranty liability reserve at September 30, 2009. The incremental charge was as a result of the Company’s periodic warranty review process as disclosed in our quarterly SEC filings, and the Company determined that no changes to the Company’s critical accounting policy for warranty accruals were deemed necessary as a result of this incremental charge. Accordingly, the Company believes its disclosures surrounding our warranty accrual process are appropriate. In Note 7, “Product Warranties,” of our first quarter 10-Q filing for fiscal 2010, the Company will quantify the adjustment to the pre-existing warranty accrual through the following disclosure:
While the Company’s warranty costs have historically been within its calculated estimates, the Company monitors its warranty activity and adjusts its reserve estimates when it is probable that future warranty costs will be different than those estimates. During the fourth quarter of fiscal 2009, the building efficiency North America unitary products segment increased its warranty reserve by $29 million as a result of the Company’s periodic warranty review process and analysis of return rates.
2. The Commission’s comment was as follows:
You state that the results for 2009 include an out of period adjustment for $62 million made in the first and second quarters of fiscal 2009 to correct an error related to the power solutions segment. Please tell us the nature of this error, specifically the period(s) that the error related to and how you determined that a restatement to correct the error was not necessary. Please provide us with a SAB 99 analysis for those periods impacted.
Attached in Appendix A is the Company’s documentation of our analysis of the out of period adjustment of $62 million made in the first and second quarters of fiscal 2009 for the power solutions segment, including a description of the error, the periods to which the error related and our SAB 99 materiality analysis to determine that a restatement to correct the error was not necessary. The SAB 99 analysis was prepared as of March 31, 2009.
The Company’s SAB 99 analysis also considers the aggregation of other known errors. For fiscal year 2007, this includes an unrelated unadjusted immaterial difference of $10 million to recognize a reserve against the Company’s consolidated intercompany out-of-balance credit position. For fiscal 2008, this includes the impacts of utilizing foreign exchange rates earlier than the last day of the fiscal year end for translation of the Company’s financial statements and timing of recognition of lead hedge settlements. The Company utilized exchange rates as of a date five business days prior to year end, as opposed to exchange rates on the balance sheet date as required by SFAS 52. The pre-tax impact of this difference was a $6 million gain that was not recognized as it was immaterial. This difference was corrected in 2009 and is a component of the $62 million out of period adjustment amount we disclosed.
In addition, during the third quarter of fiscal 2008, the Company determined that it was recognizing gains and/or losses on lead derivatives prematurely in Mexico and Europe. Specifically, the Company was recognizing the gains or losses when the derivatives settled, as opposed to when the cost of the underlying lead inventory being hedged was recognized as a part of cost of sales upon the sale of batteries. The accounting was corrected in June 2008, and the Company appropriately deferred the

Mr. Terrence O’Brien
February 1, 2010

net position (a loss) associated with settled lead derivatives on which the underlying lead inventory being hedged had yet to be recognized through cost of sales (i.e., the lead inventory was still on hand). This error was analyzed at that time and it was concluded that restatement was not necessary, as it was immaterial to all periods impacted. In addition, these amounts were not considered material for disclosure in our previous filings but were appropriately included for purposes of evaluating all known unadjusted differences.
With respect to the out of period adjustment reflected in our disclosures, the primary underlying errors were uncovered during the second quarter of 2009. The Company determined that the net pre-tax cumulative error at September 30, 2008 was approximately $62 million (cumulative understatement of income). By the time we identified these errors in the second quarter of 2009, approximately $35 million of the error had already been corrected in the first quarter of 2009 through our normal processes (namely through cost of sales related to the sale of the underlying overvalued inventory). The remaining error of $27 million was corrected in the second quarter of 2009 after it was discovered. At the time the out of period adjustment was made in the second quarter of fiscal 2009, the Company was forecasting essentially break-even results for the year due to the significant downturn in the economy and its impact on the Company’s results, as well as several unusual charges such as impairment charges of $262 million and restructuring charges of $230 million recognized in the year to date results as of March 31, 2009. While the correction of this error in the first half of fiscal 2009 did change what was forecast to be minimal annual pre-tax income into a small pre-tax loss, our results were essentially break-even in either scenario, and significantly lower than the comparable prior years. Given break-even results, the Company’s threshold for overall quantitative materiality for 2009 was determined based partially on its average results over the prior three fiscal years. The Company’s assessment of materiality for restatement also considered the impact of the error to power solutions segment income and power solutions segment income as a percentage of sales. In addition, the Company considered the impact of the error on the overall trend of power solutions segment income. Additionally, given the significant volatility in earnings within a range because of volatility in lead pricing affecting the power solutions business during the impacted periods, the Company believes that a reasonable investor would not place significant consideration on earnings in one quarter but would view the segment on a longer term horizon. Further analysis of the error can be found in Appendix A.
3. The Commission’s comment was as follows:
You performed interim impairment tests of goodwill for certain segments in the quarters ending March 31, 2009, and December 31, 2008. In future filings, for each reporting unit with material goodwill that is at risk of failing step one of the impairment test, please disclose the following:
•	the percentage by which fair value exceeded carrying value as of the most recent step-one test,

•	the amount of goodwill allocated to the unit,

•	a description of the key assumptions that drive fair value, and

•	a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.
For future periods in which a goodwill impairment analysis is performed, to the extent we determine a reporting unit is at risk of failing step one of the impairment test we will provide the requested additional disclosures. Alternatively, we will state that there were no reporting units determined to be at risk. The Company reviews goodwill for impairment during the fourth fiscal quarter or more

Mr. Terrence O’Brien
February 1, 2010

frequently if events of changes in circumstances indicate the asset might be impaired. As of the Company’s most recent reporting period (December 31, 2009), there have been no events or changes in circumstances indicating potential impairment at December 31, 2009.
4. The Commission’s comment was as follows:
With regard to the $230 million of restructuring charges and the $156 million of impairment charges recorded in 2009, tell us how you have presented these items in your income statement and statement of cash flows. In this regard, it appears the $46 million fixed asset impairment included in note 16 is included in the restructuring cost line item on the income statement, however it is unclear where the remaining impairment charges are recorded. On your statement of cash flows, it is unclear where you have classified the restructuring costs and how you calculated the change in the restructuring reserve.
Regarding the $230 million of restructuring charges, the costs are included in the “Restructuring costs” line in the consolidated statement of income. As noted in your comment, this includes $46 million of fixed asset impairment charges related to the 2009 restructuring actions. The fiscal 2009 restructuring reserve and subsequent activity is reflected in the “Restructuring reserves” line within the operating activities section of the consolidated statement of cash flows. The $83 million decrease reflected on this line consists of the following restructuring reserve activity for fiscal 2009:

$ (220 million)	Cash payments related to the 2008 plan as disclosed in Note 16
(42 million)	Cash payments related to the 2009 plan as disclosed in Note 16
(5 million)	Cash payments related to previously announced restructuring plans; considered immaterial for separate disclosure
184 million	2009 restructuring charge, excluding fixed asset impairments, as disclosed in Note 16
$ (83 million)	Total change in restructuring reserves
Regarding the $156 million of impairment charges, as disclosed in Note 16, Note 17 and the “Long-Lived Assets” section included in the MD&A, $46 million of fixed asset impairment charges relate to 2009 restructuring actions and are included in “Restructuring costs” line in the consolidated statement of income. As disclosed in Note 17 and the “Long-Lived Assets” section included in the MD&A, the remaining $110 million of fixed asset impairment charges were recorded within cost of sales in the first quarter of fiscal 2009, of which $77 million related to the North America automotive experience segment and $33 million related to the Europe automotive experience segment. The total $156 million of impairment charges are reflected in the “Impairment charges” line within the operating activities section of the consolidated statement of cash flows.
In addition, as requested by the Commission, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terrence O’Brien
February 1, 2010

We have appreciated the opportunity to provide additional clarification on the comments raised in your correspondence and to improve the overall disclosure in our future filings with the Commission. If there are any further comments or questions, please do not hesitate to contact me at (414) 524-3422.
Very truly yours,
JOHNSON CONTROLS, INC.
/s/ R. Bruce McDonald
R. Bruce McDonald
Executive Vice President and
Chief Financial Officer
cc: Melissa N. Rocha, Staff Accountant, Securities and Exchange Commission

Appendix A
Prepared as of March 31, 2009
SEC Staff Accounting Bulletin (SAB) No. 99 – Assessing Materiality
Management Assessment of Errors Impacting Prior Periods
Issue #1 — Power Solutions Inventory Accounting
Background of Inventory Accounting
Power Solutions manufactures automotive batteries and services both automotive original equipment manufacturers and the battery aftermarket. Power Solutions accounts for inventory in the United States under the LIFO method of accounting and inventory outside the U.S. under the FIFO method of accounting. Lead, a significant component to the battery, is acquired both on the open market in virgin form as well as from recycled batteries (i.e. junk batteries). Power Solutions obtains junk batteries from various sources and will send them to both owned and third party smelters in the U.S. and Mexico for recycling. During 2008, the Company was in a period of a LIFO decrement, due to inventory reductions. Therefore, when lead is acquired, Power Solutions records the inventory at standard cost, which approximates LIFO cost and recently has been substantially lower than the actual cost, and purchase price variance (PPV) is recorded for the difference. A LIFO calculation is prepared at each fiscal year-end using the first-purchase method to determine the value of any increment or decrement. The LIFO value of our inventory is less than the FIFO value.
During the second quarter of FY 2009, the Company determined that it was inappropriately writing up U.S. based inventory to FIFO when it was shipped to Mexican smelters via an intercompany sale to a Mexico subsidiary. Specifically, Power Solutions was recording income to offset the PPV expense originally recorded when the lead was purchased in the U.S. As inventory volumes were decreasing during the year, Power Solutions had decrements in its LIFO pool and therefore should not have written the inventory up to cost, but rather the inventory should have been recorded at the value of the most recent increment (2005 base year). As a result of significant volatile lead prices, the Company has been reporting inaccurate income/losses and overstating inventory up to Q2 2009 when the accounting was corrected.
The Company also recognized that it was inappropriately excluding LIFO inventory originally purchased in the U.S. and shipped to Mexican smelters from its annual LIFO reserve calculation. The Company performed a revised LIFO calculation for FY 2007 and FY 2008 to reflect this change. Including the inventory in Mexico, the impact to the LIFO reserves at September 30, 2007 and 2008 was $0.2 million and $0.6 million, respectively. These amounts have been excluded from this analysis based on materiality.
Issue #2 — Power Solutions Mexico Foreign Currency Translation

Background of SFAS 52 accounting for Mexico subsidiaries
The Company has determined the functional currency for its subsidiaries in Mexico is the US dollar, as opposed to the local currency, the Mexican peso. The books and records for the Mexican subsidiaries are kept in pesos and translated to US dollars on a monthly basis in accordance with SFAS 52. The translation process for our Power Solutions subsidiaries is done through a manual translation process. Historically, the translation process generated an unidentified difference that was recorded as an adjustment to inventory. Up through September 30, 2008, this difference was $5 million or less and was generally consistent, thus the impact on periodic results was de minimis. Power Solutions management had believed this difference was due to a timing issue. During the first quarter of 2009, the peso experienced a significant devaluation against the dollar. This lead to a magnification of the error in our translation process and the unidentified difference grew to approximately $24 million, which was recorded as a debit to inventory. Power Solutions management was unable to identify the source of the difference at the end of the first quarter and recorded an $8 million reserve against this balance. Thus, the net unidentified debit in inventory at the end of the first quarter was $16 million. During the second quarter, the Company was able to identify the error in the translation process and determined that the translation of cost of sales was not appropriate and cost of sales was understated. The translation has now been corrected and the remaining debit in inventory was reversed to cost of sales during the second quarter.
Issue #3 — Errors Identified in FY 2008
In the prior year, we identified an error in the timing of when we were recognizing settlements of lead derivatives in our Power Solutions segment. Specifically, Power Solutions recognized gains or losses on lead derivatives in the period of settlement, as opposed to when the hedged items were recognized in earnings upon sale of goods. We performed a SAB 99 analysis in the prior year, and determined that restatement was not required.
In addition, at the end of FY 2008, we determined that the exchange rates we used to translate our financial statement were inappropriate. Specifically, we used exchange rates as of a date five business days prior to year-end, as opposed to the year-end rate as required by SFAS 52. The impact of this difference was a $6 million gain that was not recognized as it was immaterial.
These unadjusted differences will be considered in this analysis.

Analysis
A detail of the misstatements by period is as follows:
amounts in millions — (over) understatement of pre-tax income

	2007	2008				2009
		Q1	Q2	Q3	Q4	Q1	Q2

Power Solutions (PS):
Inventory costing (Issue #1)	(18)	(7)	(4)	(26)	(8)	50	13
Mexico FX translation (Issue #2)	(5)					(11)	16
Lead derivative settements (Issue #3)	(41)	40	(9)	8	2

Total PS	(64)	33	(13)	(19)	(6)	39	29
Annual effect	(64)				(4)		68

Consolidated:
FX date translation (Issue #3)					6	(3)	(3)

Total JCI	(64)	33	(13)	(19)	—	35	27
Annual effect	(64)				2		62
The following table compares the amounts recognized in each interim period of fiscal year 2009 and 2008 to the amounts that should have been recognized. We have included comparisons for income from continuing operations (excluding taxes and minority interest) on a consolidated basis and segment income for the Power Solutions segment.

	2008				2009
	Q1	Q2	Q3	Q4	Q1	Q2

Continuing operations — as reported	305	387	576	356	(310)	(349)
Continuing operations — as adjusted	338	374	557	356	(275)	(323)

Difference	(33)	13	19	—	(35)	(27)
% Difference	-10%	3%	3%	0%	13%	8%

PS segment income — as reported	133	121	145	142	40	84
PS segment income — as adjusted	166	108	126	136	79	113

Difference	(33)	13	19	6	(39)	(29)
% Difference	-20%	12%	15%	4%	-49%	-26%
Annual comparisons:

	FY 2007	FY 2008	FY 2009*

Continuing operations — as reported	1,607	1,324	(13)
Continuing operations — as adjusted	1,543	1,326	49

Difference	(64)	2	62
% Difference	-4%	0%	**

PS segment income — as reported	515	541	389
PS segment income — as adjusted	451	537	457

Difference	64	4	(68)
% Difference	14%	1%	-15%

*	Includes forecasted amounts for Q3 and Q4

**	Metric not meaningful

Graphical comparisons for purposes of trend analysis
Balance sheet metrics

	FY 2008	FY 2007

Inventory — as reported	6,600	6,472
Inventory — as adjusted	6,532	6,408

Difference	68	64
% Difference	1.0%	1.0%

	FY 2008	FY 2007

Total assets — as reported	24,987	24,105
Total assets — as adjusted	24,925	24,041

Difference	62	64
% Difference	0.2%	0.3%

SH equity — as reported	9,424	8,907
SH equity — as adjusted	9,377	8,862 *

Difference	47	45
% Difference	0.5%	0.5%

*	Assumes a 30% tax rate
SAB No. 99 indicates that the essence of the concept of materiality is as follows:
“The omission or misstatement of an item in a financial report is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”
As indicated above, the entries to correct the misstatements have a minimal impact on income in fiscal year 2007 and 2008 and result in an increase to income in 2009.
Quantitative Considerations – On an annual basis, the differences had no impact on income from continuing operations in FY 2008 and $62 million in FY 2009. On a quarterly basis, the difference is less than 10% of income from continuing operations for Q2, Q3 and Q4 in FY 2008 and Q2 2009. The impact in Q1 2008 was 10%. The impact in Q1 2009 was 13%. The net misstatement at the end of FY 2007 was $64 million or 4% of 2007 continuing operations and is not considered material.
From a segment perspective, the impact was 14% on Power Solutions segment income for FY 2007, 1% on segment income in 2008 and 15% on forecast full year 2009 segment income.
Additionally, the impact on inventory balances is approximately 1% for all periods. Furthermore, the impact on the reported amounts of retained earnings and net equity on the balance sheet is considered immaterial (less than 1% of retained earnings (calculation not shown above) and net equity for all periods presented).

Qualitative Considerations – The following additional factors set out in SAB No. 99 were also considered:
1.	Does the misstatement mask a change in earnings or the earnings trend?
As noted in the graphs above, there is no impact on the trend in earnings on a consolidated basis, and the misstatement does not mask a change in consolidated earnings.
The misstatement resulted in a reported reduction of income from continuing operations of $615 million between Q1 2008 and Q1 2009 versus an adjusted reduction of income of $613 million between Q1 2008 and Q1 2009. Furthermore, for the Power Solutions segment, the misstatement resulted in a reported reduction of segment income of $93 million between Q1 2008 and Q1 2009 versus an as adjusted reduction of $88 million between Q1 2008 and Q1 2009. Additionally, segment income as a percent of net sales was impacted only minimally. As reported, segment income as a percent of net sales in Q4 2008 and Q1 2009 was 10.6% and 3.6%, respectively. As adjusted, segment income as a percent of net sales in Q4 2008 and Q1 2009 was 10.1% and 7.1%, respectively. In comparing Q1 2008 and 2009, the reported results were 8.1% and 3.6%, respectively, and the adjusted results were 10.1% and 7.1%, respectively. Directionally, a decrease as a percent of net sales is reflected in both the reported and adjusted amounts, a consistent trend, and one that reflects the increases in lead costs and its impact on our results.
In addition, while there is consistency in Power Solutions segment income and segment income as a percent of net sales within a range, actual results vary on a quarter by quarter basis within this range, driven by fluctuations in the price of lead. These fluctuations in earnings are caused by timing differences in when the lead prices change and when price changes are passed to customers. As the below chart indicates, with the exception of Q1 2009 reported results, segment income as a percent of net sales ranges from 7.5% to 10.6%, and not in any discernable pattern.

	2008				2009
	Q1 08	Q2	Q3	Q4	Q1 09	Q2

PS segment income as a % of sales — as reported	8.1%	8.3%	10.4%	10.6%	3.6%	7.5%
PS segment income as a % of sales — as adjusted	10.1%	7.4%	9.1%	10.1%	7.1%	10.1%

Difference	2.0%	-0.9%	-1.3%	-0.5%	3.5%	2.6%
Given the significant volatility in earnings within a range because of volatility in lead pricing, we believe that a reasonable investor would not place significant consideration on earnings in one quarter but would view the segment on a longer term horizon. Additionally, the Company disclosed in its Q1 10Q a $66 million impact of lead costs and other commodity costs not recovered through pricing, which did not result in a market reaction to the one-time lead impact.

The trend for all other reported periods with less significant adjustments to reported amounts did not change or changed by an insignificant amount.
2.	Does the misstatement hide a failure to meet analysts’ expectations?
No. There is no impact to the reported EPS for 2008. EPS for 2008 Q1 and 2009 Q1 would have increased by $0.03 and $0.04, respectively, for each period and would not have changed the trend in the quarterly comparison. Thus, analyst expectations would not have changed. The misstatement understated EPS in Q2 and Q3, but only by a minimal amount ($0.01 per share). Additionally, as stated above, the Company disclosed in its Q1 10Q a $66 million impact of lead costs and other commodity costs not recovered through pricing, which did not result in a market reaction to the one-time lead impact.
3.	Does the misstatement change a loss into income or vice versa?
For FY 2007 and FY 2008, the misstatement does not change a loss into income or vice versa. For FY 2009, due to several unusual charges (impairment charges totaling $262 million to-date and restructuring charges of $230 million to-date), we are forecasting essentially break-even results for the year. While the correction of this error in FY 2009 does change what may be minimal income to a small loss, our results are essentially break-even in either scenario.
4.	Does the misstatement concern a segment or other portion of the business that has been identified as playing a significant role in the registrant’s operations or profitability?
Yes, however while the Power Solutions segment is significant to our overall results, the investing community is focused more on the results and developments in our Automotive Experience and Building Efficiency segments, given the significant changes and developments in the industries in which these segments operate, as well as growth opportunities and our strategies in the building efficiency segment. This focus is also driven by the relative stability and predictability of results for our Power Solutions segment.
5.	Does the misstatement affect the corporation’s compliance with loan covenants or other contractual requirements?
The correction would have no negative impact on loan covenant compliance or other contractual requirements.
6. Does the misstatement impact management compensation?
As the impact to the full year 2008 results was minimal, it would have no impact to management compensation. Additionally, the impact on 2009 will have no impact on management compensation due to the already poor results of the

Company as compared to the prior year (i.e. Annual Incentive Performance Plan compensation is zero in the current year).
7.	Was fraud or an illegal act involved in the misstatement?
The misstatement for issue #1 was the result of an improper understanding of accounting as it relates to transfers of inventory between LIFO pools and entities accounting for inventory under the FIFO method. The misstatement for issue #2 was the result of a lack of understanding regarding the cause of an unexplained difference. There was no fraud or illegal act involved.
8.	Does the misstatement impact regulatory compliance?
The misstatement does not impact any regulatory compliance matter.
9.	Did the company comply with its obligation to maintain books and records which in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets and has the corporation maintained a system of internal controls which is sufficient to provide reasonable assurance that transactions are properly reported in accordance with GAAP?
The impact on the financial statements is not material as discussed in this memo. The books and records are kept in the appropriate detail. The reasons we have determined this item does not give rise to a material weakness are similar to the reasons why it was determined that restatement was not necessary. Although corrected in the second quarter, the Company has concluded that significant deficiencies exist at March 31, 2009 as it relates to appropriate accounting for transfers of inventory between LIFO pools and entities accounting for inventory under the FIFO method and the accounting at Power Solutions for the translation of foreign entity financial statements where the US dollar is the functional currency. The improvements made to our control environment in the second quarter would not be considered a significant change to our system of internal controls.
10.	Was the misstatement part of an effort to manage earnings?
There was no management of earnings. As stated above, the misstatement was not intentional but rather the result of an improper understanding of accounting as it relates to transfers of inventory between LIFO pools and entities accounting for inventory under the FIFO method, and a difference arising from a manual translation process. Furthermore, the past methodologies for both issues were consistently applied, and there is no evidence that of manipulation to obtain a desired result. Lastly, this misstatement did not result in reported earnings less than analyst expectations.
11.	Is the authoritative guidance on the subject clear?

Yes. In periods of LIFO decrements, inventory should not be recorded at the current purchase price. Additionally, once inventory is written down in a LIFO pool, writing up the inventory to a FIFO cost due to the intercompany transfer is not allowed under US GAAP. With respect to the translation issue, the proper accounting model was followed; however there was an error in the calculation.
12.	Does industry guidance differ from GAAP?
There is no industry guidance in this area.
13.	What is the cost of correcting the misstatement?
None
14.	Is there an aggregation of other misstatements?
Included in the analysis above is a $6 million unrealized gain at 9/30/08 not recorded due to the use of incorrect exchange rates used to translate the balance sheet and income statement at year-end. FY 2007 and FY 2008 includes the impacts of uncorrected errors related to the timing of recognized gains/losses on lead settlements of $18 million expense in FY 2007, $40 million income in Q1, $9 million loss in Q2, and $8 million income in Q3. These errors, discovered in Q3 2008, were analyzed at that time and it was concluded that restatement was not necessary.
At year-end 2007, there was an unrelated unadjusted difference on the summary of unadjusted differences (SUD) related to the intercompany out-of-balance. There was a SUD for $10 million to recognize a reserve against this out-of-balance position. Given that this difference impacts the consolidated results only, and that, in combination with the lead hedge and lead accounting misstatement, still represents less than 5% of income from continuing operations in both FY 2007 and FY 2008, and changes none of our other qualitative considerations above, this item does not impact our overall conclusion.
Conclusion – Based on the quantitative and qualitative factors discussed above, the Company does not believe that its current financial statements or any of its prior period financial statements were materially misstated. In accordance with SAB Topic 5 F and APB 28, paragraph 29, consideration was given to recording the cumulative effect of the misstatement in the period it was discovered (the second quarter of 2009). Recording these adjustments in the second quarter of 2009 required an out of period decrease to cost of sales of approximately $29 million (i.e. a decrease to income) to write down the inappropriate step up of LIFO inventory in Mexico and to correct the translation of cost of sales. After such consideration, the Company concluded that recording the cumulative adjustment would not cause the current period (both second quarter and fiscal year) financial statements to be materially misstated and that restatement of prior period financial statements would be not appropriate. Furthermore, as discussed above, we believe the consolidated results are materially accurate for all periods presented. Additionally, we believe the results and MD&A, as reported, reflect the substance of the results of operations for the Power Solutions segment, and that the impact of this misstatement would not change or influence the judgment of a reasonable person relying on our reports.
However, the Company will disclose the impact of the out-of-period adjustments in Q1 and Q2 2009 in our 2nd Quarter Form 10-Q, as we believe that while the impact is not material for restatement, it is significant enough to disclose.